October 3, 2022

Via EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Howard Efron and Jennifer Monick

Re: Preformed Line Products Company

Form 10-K for the Year Ended December 31, 2021

Filed March 4, 2022

File No. 000-31164

Ladies and Gentlemen:

The purpose of this letter is to provide the response of Preformed Line Products Company (the “Company”) to the comments set forth in the letter, dated September 20, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments have been reproduced in their entirety followed by our response.

Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note your disclosure that raw material costs increased throughout 2021, partially as a result of supply chain constraints. Please expand your disclosure to discuss whether supply chain disruptions materially affect your outlook or business goals. Specify in more detail whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response:

The Company did experience increased raw materials costs during 2021 partially as a result of supply chain constraints, with general inflationary pressures also contributing significantly to these cost increases as discussed in more detail in response to the Staff’s Comment 2 below. Other than contributing to the increase in the cost of raw materials and transportation costs, for the period ended December 31, 2021, supply chain constraints as a whole did not have a material impact on our results of operations or materially affect our outlook and business goals at the time of the Form 10-K and our sales and gross profit have continued to increase compared to prior year periods through June 30, 2022.

As discussed in Item 1. Business under the “Sources and Availability of Raw Materials” section in the Form 10-K, we believe we have adequate sources of supply for the raw materials used in our manufacturing processes and we regularly attempt to develop and maintain sources of supply in order to extend availability and encourage competitive pricing of these products. Most plastic resins are purchased under contracts to stabilize costs and improve delivery performance and are available from a number of reliable suppliers. Wire and aluminum rods are purchased in standard stock diameters and coils under contracts from a number of reliable suppliers. Contracts have firm prices except for fluctuations of base metals and petroleum prices, which result in surcharges when global demand is greater than the available supply. For those raw materials where the Company relies on sole source manufacturers, there are other potential sources available for these materials, and the Company believes that it could relocate the tooling and processes to other manufacturers if necessary.

Further, there was no impact to our operational capacity related to supply chain constraints other than higher transportation costs. We did not experience any loss or slowdown of production and there was no significant cancellation of orders or stockouts of key raw materials. Where necessary, we also successfully pursued alternative freight arrangements (i.e., air freight instead of ocean freight) to alleviate any potential supply chain disruptions.

The Company confirms that it will expand its disclosure Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future period reports, as applicable, to discuss whether supply chain disruptions have materially affected its outlook or business goals, including whether there have been material impacts on results of operations or capital resources and quantifying, to the extent possible, how sales, profits and/or liquidity have been impacted.

2. We note your disclosure that you have experienced significant raw material and transportation cost inflation that negatively affected your earnings throughout 2021. Please address the following:

• Please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

• Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the combined impact of inflation and your LIFO inventory valuation method on cost of products sold, gross profit, inventory and taxes.

Response:

After being relatively moderate in recent years, inflation in the United States increased significantly in the second half of 2021. As discussed in Item 1. Business under the “Sources and Availability of Raw Materials” section and MD&A section in the Form 10-K, the inflationary pressures that the Company has experienced were increases in raw material prices and transportation cost inflation during 2021.

With respect to the Staff’s request that the Company expand its disclosure to identify the principal factors contributing to these inflationary pressures, raw materials increases, specifically, plastic resins, aluminum, petroleum and sand (grit) coupled with increased ocean freight costs from the Asia Pacific region and air freight costs were the contributing inflationary factors. We will expand future disclosures to include these principal factors contributing to the inflationary pressures.

While these inflationary pressures did impact the Company’s 2021 results, there are steps we take proactively to reduce the long-term impacts of inflation on our net operating results which are primarily price increases on our end products as well as those steps discussed in Item 1. Business under the “Sources and Availability of Raw Materials” section in the Form 10-K. The Company implemented several price increases on its end products in the U.S. and internationally in 2021, however, due to the large volume in the Company's backlog, benefits from these price increases were muted in 2021 and as such, we expect tailwinds from these increases in 2022.

For PLP-USA, our largest business segment, the impacts of inflation on raw materials and transportation costs impacted cost of sales by approximately $19.0 million for the year ended December 31, 2021.

As of December 31, 2021, the Company’s liquidity remained strong with a capital ratio of 2.6 to 1 (2.4 to 1 in 2020) and we continue to have adequate access to capital. On March 2, 2022, we expanded our borrowing capacity from $65.0 million to $90.0 million on our credit facility at attractive borrowing rates. As such, we do not expect inflationary pressures to have a material impact on our liquidity or capital position. To meet the accelerated demand in our business, we continue to build inventory levels and expect to complete plant expansions both in the U.S. and internationally in the remainder of 2022.

In addition to the factors noted above, as well as the risk factor already provided in Item 1a. Risk Factors under the “Industry and Economic Risks” section in the Form 10-K, we will continue to include disclosures in future periodic reports that describe any significant inflationary impacts that, in our judgment, would be material to understanding our results of operations and discuss any trends or uncertainties that we consider reasonably likely to have a material impact on our future operating results or financial condition.

2021 Results of Operations Compared to 2020, page 20

3. We note you have multiple factors that impact your results of operations for several line items. For example, we note that net sales was impacted favorably by volume increases and price increases. Please revise your disclosures to separately quantify the impact from each factor.

Response:

In preparing our disclosures, we consider Item 303(a)(3) of Regulation S-K and SEC Release 33-8350, which require disclosure within MD&A where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, to describe the underlying reasons for these material changes in quantitative and qualitative terms.

We respectfully submit that some of the factors disclosed specifically related to the impacts of sales volume, sales mix and price increases are clearly apparent to management and describable qualitatively but are not readily quantifiable by the Company with the level of precision necessary for disclosure in an SEC filing. Management evaluates factors such as pricing and volume using processes and methodologies and internally created reporting that does not measure these items with the level of precision and accuracy necessary to provide this information as part of its external reporting. Further, many of the factors impacting our results are inter-related and complex, particularly given our various operating segments, the significant number of products in our portfolio and diverse customer base, and any high-level estimate of the volume or pricing impact could be materially affected, for example, by shifts in customer and/or product mix during the period.

In our periodic reports, we endeavor to identify the material factors and our discussion of specific factors is generally ordered based on estimated significance. We utilize phrases such as “predominantly” and “primarily” to emphasize significance as well as “partially offset” to also provide an indication of the respective magnitude of countervailing factors. We respectfully submit that our disclosures provide information that is reasonably available to the Company to enable the reader to understand the significant drivers of our business as a whole. We acknowledge the Staff's comment and confirm that in future periodic reports, we will continue to look for further opportunities to quantify material factors in our variance explanations and provide further qualitative or quantitative discussion to understand the known material effects of inter-related factors, such as the impact of inflationary pressures on cost of sales as discussed in response to the Staff’s Comment 2.

If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at 440-473-9246 or by email at Andy.Klaus@PLP.com.

Sincerely,

By: /s/ Andrew S. Klaus

Andrew S. Klaus

Chief Financial Officer

(Principal Accounting Officer)